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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

September 11, 2017
Re:	Fireman B.V. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 3, 2017 CIK No. 0001708688 CONFIDENTIAL

Ms. Dorrie Yale

Ms. Erin Jaskot

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Dorrie Yale and Ms. Erin Jaskot,

On behalf of our client, Fireman B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential amended draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 15, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and three marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on August 3, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	2	September 11, 2017

Prospectus Summary, page 1

1.	We acknowledge your response to comment 2. However, in light of the fact that you have not yet received final results from your Phase IIa trial and that you do not expect to start your Phase IIb trial until 2018, please tell us why you believe the first bar in your product pipeline table is appropriate or please reduce the length of the bar here and in the Business section. In addition, in your description of the status of the Phase IIa trial, please indicate that the results remain pending.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has now received top-line results from its Phase IIa trial in HS patients and has therefore kept the length of the first bar in the product pipeline table unchanged. The Company has also revised the disclosure on pages 2, 4, 16, 89, 90 and 98 through 101 of the Amended DRS to indicate that the top-line results for the Phase IIa trial have been received and to describe such results.

Business

Our proprietary anti-C5a technology and product candidates, page 87

2.	We note your revised disclosure in response to comment 13. However, it remains unclear why there is a potential for fast recruitment for HS, as you state on page 91, when your revised disclosure on page 19 states that there may be enrollment of a limited or insufficient number of trial participants. Please reconcile your statements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 99 of the Amended DRS.

3.	We refer to your revised disclosure on page 91 regarding your Phase IIa trial in response to comment 9. Please also disclose the dosage of IFX-1 used in this trial.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amended DRS.

Intellectual Property, page 98

4.	We acknowledge your revised disclosure in response to comment 18. Please clarify in your disclosure whether all your U.S. patents cover the treatment of HS and AAV. In addition, please clarify in which foreign jurisdictions you have patents or pending patent applications covering the treatment of HS and AAV.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended DRS.

Dutch Tax Considerations

Material U.S. Federal Tax Consequences for U.S. Holders of Common Shares

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	3	September 11, 2017

German Tax Considerations, page 135

5.	We note your revisions in response to comment 20, however the disclosure continues to contain disclaim reliance and does not provide firm opinions on material federal and foreign tax consequences to U.S. investors. As examples only, we note disclaimers that the disclosure is a "summary," is for "general information purposes only," or "does not constitute a legal opinion or tax advice." Please remove all disclaimers in these sections that suggest the disclosure is not an opinion or that investors are not entitled to rely on the opinion. Please also clearly state that the disclosure is the opinion of counsel. Please revise the disclosure to express a firm conclusion for each material tax consequence to U.S. investors. As currently drafted, the disclosure states that counsel "expects" certain tax consequences, U.S. holders "should not be required" to recognize certain gain or loss, or tax consequences are subject to exceptions. These are only examples. To the extent counsel is unable to provide the opinion, the disclosure should state this fact, provide the reason for the inability to opine on the material tax consequence, and discuss the possible alternatives and risks. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 146 through 151 and 154 through 161 of the Amended DRS.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	4	September 11, 2017

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:	Via E-mail Niels Riedemann, Chief Executive Officer Arnd Christ, Chief Financial Officer Fireman B.V.